SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: March 3, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation PLC appoints Ian Garland Chief Financial Officer.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: March 3, 2003






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4

























                                       Exhibit (a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: 415-389-4755
Email: mile.coffee@amarincorp.com

     AMARIN CORPORATION PLC APPOINTS IAN GARLAND CHIEF FINANCIAL OFFICER

     LONDON, United Kingdom, March 3, 2003 -- Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of Ian Garland as Chief Financial Officer effective immediately. Mr. Garland will also serve as a member of the Company's executive committee and will be based at Amarin's headquarters in London.

     Mr. Garland, 37, joins Amarin from Celltech Group PLC, the UK's largest bio-pharmaceutical company, where since 1999 he has run their US specialty pharmaceutical operations reporting to the UK based global Pharmaceuticals Chief Executive. Mr. Garland joined Celltech US in 1997 as Chief Financial Officer and in his six years with Celltech played a key role in its merger with Medeva Group PLC, the divestment of four non-core US businesses, the development and filing of two New Drug Applications and the expansion of the company's US site and sales force. Prior to his position at Celltech, Mr. Garland was a Finance Director at Pepsi Cola International in New York. Mr. Garland is a chartered accountant and spent seven years with KPMG, London specialising in pharmaceuticals.

     "We are extremely pleased to welcome Ian to our management team," said Rick Stewart, Chief Executive Officer. "He brings a wealth of senior level financial experience in the pharmaceutical industry that will prove invaluable as we aim toward becoming a leader in the areas of neurology and pain management."

     Amarin Corporation, plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. Amarin has eleven pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar(tm) (selegiline orally disintegrating tablets), for Parkinson's disease and LAX-101, a proprietary compound for Huntington's Disease.

     For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.